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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                               December 16, 2003
                                                            Corporate Disclosure


                              HANARO TELECOM, INC.
                    NOTICE OF SHAREHOLDERS' REGISTER CLOSING

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
1. Fixed Date                                                                          December 31, 2003
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2. Period for Closing of Shareholder Register                                 Janauary 1, 2004 - January 31, 2004
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3. Reason(s) for Closing                                                  2004 Annual General Meeting of Shareholders
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4. Date of Resolution of the Board of Directors                                                -
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5. Others                                                          Pursuant to Article 13 of the Articles of Incorporation, the
                                                                   period for the closure of the shareholders' register is a month from the date immediately following the date of the book closing.
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